Exhibit 99.1

Nebius Group announces pricing of upsized private offering of $5.0 billion of convertible senior notes

Amsterdam, August 19, 2026—Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), the AI cloud company, today announced the pricing of its offering of $5.0 billion aggregate original principal amount of convertible senior notes, in two series: $3.0 billion aggregate original principal amount of 0.50% convertible notes due 2030 (the “2030 Notes”) and $2.0 billion aggregate original principal amount of 4.50% convertible notes due 2034 (the “2034 Notes”, and together with the 2030 Notes, the “Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering was upsized from the previously announced offering size of $4.5 billion aggregate original principal amount of the Notes. The issuance and sale of the Notes are expected to settle on August 24, 2026, subject to customary closing conditions. Nebius Group has also granted the initial purchasers of the Notes an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $450 million aggregate original principal amount of 2030 Notes and up to an additional $300 million aggregate original principal amount of 2034 Notes.

Concurrently with the pricing of the offering of the Notes, in separate, privately negotiated transactions, the Company entered into exchange agreements with a limited number of holders of the Company’s 2.00% Convertible Senior Notes due 2029 (the “2029 Notes”) and 3.00% Convertible Senior Notes due 2031 (the “2031 Notes” and, together with the 2029 Notes, the “Existing Notes”), pursuant to which the Company will exchange $400 million aggregate original principal amount of the 2029 Notes and $400 million aggregate original principal amount of the 2031 Notes for an aggregate of approximately 15.8 million of its Class A ordinary shares, par value €0.01 (“Class A shares”) . The terms of each such exchange were individually negotiated with each participating holder. Holders of the Existing Notes that participated in such exchanges may sell the Class A shares in the open market and/or enter into or unwind various derivative transactions in connection with hedge positions they may have with respect to the Existing Notes. These activities could decrease (or reduce the size of any increase in) the market price of the Class A shares or the trading price of the Company’s other securities. The completion of the Notes offering is not contingent upon the completion of the exchange transactions. The exchange transactions are expected to settle on or about August 24, 2026, subject to customary closing conditions.

The Company estimates that the net proceeds from the offering of the Notes will be approximately $4.94 billion (or approximately $5.68 billion if the initial purchasers fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses.

The Company intends to use the net proceeds from the offering of the Notes to finance the continuing growth of its business, including expenditures related to the construction and build-out of its data centers, investments to develop its full-stack AI cloud, the expansion of its data center footprint and the procurement of key components (including GPUs), and for general corporate purposes.

The Notes will be issued pursuant to respective indentures (the “Indentures”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and will bear interest on the original principal amount thereof at an annual rate of 0.50%, in the case of the 2030 Notes, and 4.50%, in the case of the 2034 Notes, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2027.

The initial conversion rate for the 2030 Notes is 3.1902 Class A shares per $1,000 original principal amount of Notes, which represents an initial conversion price of approximately $313.46 per Class A share. The initial conversion price of the 2030 Notes represents a premium of approximately 40.0% over the last reported sale price of $223.90 per Class A share on Nasdaq on August 19, 2026. The initial conversion rate for the 2034 Notes is 3.0802 Class A shares per $1,000 original principal amount of Notes, which represents an initial conversion price of approximately $324.65 per Class A share. The initial conversion price of the 2034 Notes represents a premium of approximately 45.0% over the last reported sale price of $223.90 per Class A share on Nasdaq on August 19, 2026. The conversion rate and conversion price of each series of Notes will be subject to adjustment upon the occurrence of certain events. For conversions made in connection with a “make-whole fundamental change,” as defined in the respective Indenture, the conversion rate will be increased based on a customary make-whole table. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal amount of Notes, and not the Accreted Principal Amount (as defined below).

The 2030 Notes and the 2034 Notes will mature, and the original principal amount of such Notes plus an amount accreted thereon (together, the “Accreted Principal Amount” in respect of the relevant series of Notes) will be payable, on February 15, 2030 and February 15, 2034, respectively, unless the relevant Notes have been earlier repurchased, redeemed or converted in accordance with their terms. The Accreted Principal Amount for the relevant series of Notes will be calculated in accordance with an accretion schedule to be included in the respective Indenture such that, in the case of the 2030 Notes, it reaches 110% of the original principal amount of the 2030 Notes on the respective maturity date and, in the case of the 2034 Notes, it reaches 125% of the original principal amount of the 2034 Notes on the respective maturity date.

Taking into account the Accreted Principal Amount payable at the respective maturity date, the effective conversion price of the 2030 Notes is equal to approximately $344.81 per Class A share at maturity, implying an effective conversion premium of approximately 54.0%, and the effective conversion price of the 2034 Notes is equal to approximately $405.82 per Class A share at maturity, implying an effective conversion premium of approximately 81.3%.

Prior to the close of business on the business day immediately before the date that is two months prior to the respective maturity date of each series of Notes, the Notes of such series will be convertible only upon satisfaction of certain conditions and during certain periods, including if the last reported sale price of the Class A shares over a specified period of time is equal to or greater than 130% of the product of the conversion price for the relevant series of the notes and the then-applicable ratio of the Accreted Principal Amount at the time to the original principal amount of the Notes (the “Accretion Ratio”). From the date that is two months prior to the respective maturity date of each series of Notes, the Notes of such series will be convertible at any time at the election of the holders of such Notes until the close of business on the second scheduled trading day immediately preceding the respective maturity date. The Company will settle conversions of the Notes by paying or delivering, as applicable, cash, Class A shares or a combination of cash and Class A shares, at the Company’s election (subject to certain conditions related to Dutch tax laws).

The Company may not redeem the Notes prior to February 21, 2028 in the case of the 2030 Notes, and August 21, 2028 in the case of the 2034 Notes, except in the event of certain tax law changes. The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash on or after February 21, 2028 in the case of the 2030 Notes, and August 21, 2028 in the case of the 2034 Notes, and on or before the 30th scheduled trading day immediately before the relevant maturity date, but only if (i) such Notes are freely tradable (as defined in the Indentures) and all accrued and unpaid additional interest thereon, if any, has been paid as of the date the Company sends the related redemption notice and (ii) the last reported sale price per Class A share is equal to or exceeds 130% of, or in the case of any 2034 Notes that are to be redeemed on or after August 21, 2028 and prior to August 21, 2029, 150% of, the product of the conversion price for the relevant series of Notes and the then applicable accretion ratio for such series of Notes for a specified period of time. The redemption price for the relevant series of Notes will be equal to the Accreted Principal Amount as of the redemption date of the Notes being redeemed, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, the redemption date. Following delivery of a redemption notice by the Company in respect of a series of the Notes, holders of the Notes of such series will have the right, at their option, to convert their Notes prior to the close of business on the second business day immediately preceding the redemption date, at the conversion rate applicable at the time. No make-whole adjustments to the conversion rate will be made in connection with any optional redemption or tax redemption.

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, noteholders may require the Company to repurchase their Notes for cash. The repurchase price will be equal to the Accreted Principal Amount of the relevant series of Notes to be repurchased as of the fundamental change repurchase date, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, such repurchase date.

The offer and sale of the Notes and any Class A shares deliverable upon conversion of the Notes or deliverable in the exchange transactions described above have not been, and will not be, registered under the Securities Act or any other securities laws, and the Notes and any such Class A shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of such securities in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful. This press release does not constitute an offer to exchange or purchase or a notice of redemption with respect to the Existing Notes.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents and services worldwide.

Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

Contacts

Investor relations: askIR@nebius.com

Disclaimer

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our ability to successfully complete the offering and exchange transactions described herein, our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2026, as amended.

All information in this press release is as of the time of its issuance on August 19, 2026 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

4